UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

SONA MOBILE HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83540T109

(CUSIP Number)

Hodgson Russ LLP
1540 Broadway 24th Floor
New York, New York 10036
(212)751-4300
Attention: S. Asher Gaffney

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 83540T109	Schedule 13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shawn Kreloff

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,195,937

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 10,195,937

	10.	SOLE DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,195,937

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

2 of 5

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2006 (the “Schedule 13D”) and Amendment No. 1 to Schedule 13D filed with the SEC on October 20, 2008 (“Amendment No. 1”) by Shawn Kreloff (the “Reporting Person”).

Capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration

On October 30, 2008, the Reporting Person purchased 3,974,359 shares of Common Stock (the “Shares”) and a warrant to purchase 833,333 shares of Common Stock ( the “Warrant”; together with the Shares, the “Securities”) of the Issuer in a private transaction from an unaffiliated third party (the “Seller”) for an aggregate purchase price of $65,000. The Reporting Person used personal funds to finance the purchase price of the Securities.

Item 4. Purpose of Transaction.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. In this regard, the Reporting Person may purchase additional shares of Common Stock, or may sell all or a portion of the shares of Common Stock held by him, in any case, in market transactions, in private transactions or otherwise. The Reporting Person may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such shares of Common Stock. In addition, the Reporting Person may from time to time approach and engage in discussions with the Issuer, other security holders of the Issuer or third parties with respect to any of the foregoing and the business and business strategies of the Issuer, including such matters as acquisitions, dispositions and other extraordinary transactions, changes in management of the Issuer and the nomination and election of one or more directors of the Issuer. The Reporting Person’s actions with respect to his investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, the Reporting Person’s evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to the Reporting Person, prospects for the Reporting Person’s own business, general economic conditions, including stock market conditions and other future developments.

The Reporting Person reserve the right to change his purpose in respect of the shares of Common Stock and take such actions as he deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

Except as indicated above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is deemed to beneficially own 10,195,937 shares of Common Stock ("Shares"), including 3,458,333 shares which may be acquired by the Reporting Person upon exercise of options and warrants exercisable within 60 days of the date hereof. (Included in such sum are options to acquire 2,583,334 shares of Common Stock that the Issuer claims were cancelled in connection with the termination of the Reporting Person’s employment with the Issuer). This sum represents approximately 16.6% of the Issuer's outstanding shares of Common Stock. All percentages set forth in this Amendment No. 2 are calculated based on 57,832,857 shares of Common Stock outstanding as of August 15, 2008, as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008.

3 of 5

The foregoing calculation excludes an aggregate of 1,166,667 shares of Common Stock subject to options (“Non-Vested Options”); such shares are excluded because the related options are not exercisable until more than 60 days from the date hereof. The Issuer claims that these Non-Vested Options were cancelled in connection with the termination of the Reporting Person’s employment.

The Reporting Person has the sole power to vote or to direct the vote, and dispose or direct the disposition, of the Shares.

Other than as described in Item 3 above, the Reporting Person has not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the  Issuer.

In connection with the purchase described in Item 3 hereof, Seller granted the Reporting Person a proxy with respect to the Shares for purposes of voting such Shares at the Annual Meeting of Stockholders of the Issuer scheduled to be held on November 17, 2008.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description of Exhibit
1	Stock Purchase Agreement, dated October 30, 2008, by and between the Reporting Person and Seller.

4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 3, 2008

/s/ Shawn Kreloff Shawn Kreloff

5 of 5